SEC

19011320

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AUG 29 2019

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTERN GROWERS FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15525 SAND CANYON
(No. and Street)

IRVINE	CA	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MEE FUNG SHEN (949) 885-2385
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS
(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway, Suite 300	DALLAS	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, LORI L DUQUETTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTERN GROWERS FINANCIAL SERVICES, as of JUNE 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY E. DOIDGE
Commission # 2127556
Notary Public - California
Orange County
My Comm. Expires Sep 21, 2019

Signature

CHIEF COMPLIANCE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Western Growers Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Western Growers Financial Services, Inc. (the Company) as of June 30, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I, II and III is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II and III. In forming our opinion on the information in Schedules I,II and III we evaluated whether the information in Schedules I, II and III, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
August 28, 2019
We have served as the Company's auditor since 2018.

Western Growers Financial Services, Inc.

Statement of Financial Condition
June 30, 2019

Assets

Cash and cash equivalents	$ 614,616
Commissions receivable	138,650
Deposit with clearing broker	103,875
Investments, at fair market value	237,984
Income tax receivable	3,453
Office equipment, net	10,385
Prepaid expenses	11,716
Total assets	$1,120,679

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 24,492
Employee compensation and benefits payable	85,128
Income taxes payable	105,850
Due to related parties	23,974
Total liabilities	239,444

Commitments and contingencies (Note 11)

Stockholder's equity

Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid-in capital	75,000
Retained earnings	796,235
Total stockholder's equity	881,235
Total liabilities and stockholder's equity	$1,120,679

The accompanying notes are an integral part of these financial statements

Western Growers Financial Services, Inc.

Statement of Income
For the Year Ended June 30, 2019

Revenues	
Commissions	$ 476,062
Management fees	1,033,103
Distribution fees	37,824
Interest income	10,718
Net investment gains	1,967
Total revenues	1,559,674
Expenses	
Employee compensation and benefits	636,054
Commission and floor brokerage	101,663
Occupancy	48,981
Taxes, licenses and fees	33,295
Other operating expenses	351,578
Total expenses	1,171,571
Income (loss) before income tax	388,103
Income tax provision	116,405
Net income	$ 271,698

The accompanying notes are an integral part of these financial statements

Western Growers Financial Services, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2019

		Common Stock		Additional Paid-in Capital		Retained Earnings		Total
Balance at June 30, 2018, as previously reported	$	10,000	$	75,000	$	624,537	$	709,537
Capital distributions						(100,000)		(100,000)
Net income						271,698		271,698
Balance at June 30, 2019	$	10,000	$	75,000	$	796,235	$	881,235

The accompanying notes are an integral part of these financial statements

Western Growers Financial Services, Inc.

Statement of Cash Flows
For the Year Ended June 30, 2019

Cash flow from operating activities:		
Net income (loss)		$ 271,698
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 2,597	
(Increase) decrease in assets:		
Deposit with clearing broker	(1,315)	
Investments, at fair market value	(5,036)	
Commissions receivable	35,455	
Due from related parties	6,000	
Income tax receivables	877	
Prepaid expenses	577	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	4,045	
Employee compensation and benefits payable	3,581	
Due to related parties	(2,249)	
Due to clearing broker	(137,655)	
Income taxes payable	16,484	
Total adjustments		(76,639)
Net cash and cash equivalents provided by (used in) operating activities		195,059
Cash flow from financing activities:		
Capital distributions	(100,000)	
Net cash and cash equivalents provided by (used in) financing activities		(100,000)
Net increase (decrease) in cash and cash equivalents		95,059
Cash and cash equivalents at beginning of year		519,557
Cash and cash equivalents at end of year		$ 614,616
Supplemental disclosure of cash flow information:		
Cash paid during the year for: Interest	$	0
Income taxes expense - Cash	$	99,050

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Western Growers Financial Services, Inc. (the "Company") was incorporated on June 21, 2000, in the State of California, as the wholly-owned subsidiary of Western Growers Service Corp. (the "Parent"). Western Growers Service Corp. is in turn a wholly-owned subsidiary of Western Growers Association (WGA). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC").

The Company is engaged in business as a broker-dealer and state-registered investment adviser that provides several classes of services, including institutional and retail brokerage selling stocks, bonds, mutual funds and providing advisory services. Currently, the Company primarily provides services to agricultural organizations which are affiliated with WGA.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

Receivables from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments - Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Office equipment is stated at cost less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and /or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740 Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax law.

Note 2: RECEIVABLES FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of June 30, 2019, the net receivable from clearing organization is $82,725.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Pershing, LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2019 was $103,875.

Note 4: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of money market funds, mutual funds, and corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At June 30, 2019, these securities are carried at their fair market value of $237,984. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment gain of $1,967.

Note 5: OFFICE EQUIPMENT, NET

Office equipment is recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and fixtures	$ 19,570	5-7
Computer Equipment	2,066	5-7
Total cost of office equipment	21,636	
Less: accumulated depreciation	(11,251)	
Office equipment, net	$ 10,385	

Depreciation expense for the year ended June 30, 2019 was $2,597.

Note 6: INCOME TAXES

As discussed in Note 1, the Company is a wholly-owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ 81,484	$ -	$ 81,484
State	34,921	-	34,921
Total income tax expense (benefit)	$ 116,405	$ -	$ 116,405

The Company is required to file income tax returns in both federal and tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statues of limitations in the applicable jurisdiction. For federal purposes, the stature of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2019 the IRS has not proposed any adjustment to the Company's tax position.

Note 7: FAIR VALUE MEASUREMENT

On January 1, 2009, the Company adopted FASB ASC 820 Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2019:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment, at fair market value	$ 237,984	$ 237,984	$ -	$ -
Total	$ 237,984	$ 237,984	$ -	$ -

Note 8: RELATED PARTY TRANSACTIONS

The Company shares office space with its Parent, WGA, and several other affiliated companies to WGA. The Company pays its own compliance expenses related to its brokerage business and has a written agreement with WGA and its subsidiaries, whereby the Company reimburses WGA and its subsidiaries for the Company's portion of some of its operating expenses, including staff and various operation costs. In management's opinion, such amounts approximate those charges which would have been incurred if contracted with unrelated parties.

All receivables and payables to related parties are non-interest bearing and due on demand.

The Company has signed a licensing agreement with WGA, whereby the Company will pay a royalty fee to WGA for, among other things, the goodwill derived from the use of the Western Growers name. The amount of the royalty fee was $43,772 for the year ended June 30, 2019. It is included in the Other Operating Expenses in the Statement of Income.

A summary of administrative fees from WGA and its affiliates for the year ended June 30, 2019 is as follows:

	Legal retainer	Legislative monitoring	Royalty	Payroll expense allocations	Non-payroll expense Allocations	IT support	Total
Western Growers Association	$ 12,000	$ 12,000	$ 43,772				$ 67,772
Western Growers Service Corp				$ 130,116	$ 46,896	$ 7,176	184,188
	$ 12,000	$ 12,000	$ 43,772	$ 130,116	$ 46,896	$ 7,176	$251,960

The Company manages investments for several WGA affiliates. During the year ended June 30, 2019, the Company was compensated $703,200 for these services and the amount is included in the Management fee income in the Statement of Income.

Note 9: DEFINED CONTRIBUTION PENSION PLAN

The Company participates with various affiliates in a defined contribution pension plan which covers all employees who have completed one year of service. The Company contributed for each participant an amount equal to 7% of the participant's annual compensation. The Company also provides a 401(k) plan which allows eligible employees to contribute a percentage of their compensation, subject to Internal Revenue Service limitations, of which the Company will match up to 3% of the employee's compensation. For the year ended June 30, 2019, the Company contributed $31,542 into these plans.

Note 10: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 11: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended June 30, 2019, cash balances held in financial institutions were in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ended June 30, 2019, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 13: REVENUE RECOGNITION

Recently Adopted Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on July 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Revenues

Adoption of ASC Topic 606, Revenue from Contracts with Customers

On July 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of July 1, 2018. Results for reporting period beginning after July 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605 There was no impact to retained earnings as of July 1, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Commissions

Commissions are generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date or a trade execution services based on providing market prices and internal and regulatory guidelines. Commissions consist of the sale of equity and fixed income securities and unit investment trusts. The Company had commissions receivable of $114,488 at June 30, 2018.

Note 13: REVENUE RECOGNITION *(continued)*

Management Fees

Investment management fees. The Company provides investment management services on a daily basis. The Company believes the performance obligation for providing management services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management or a flat fee based on its contractual agreement with the customer. Fees are received either monthly or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Distribution fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Note 14: GUARANTEES

FASB ASC 460 Guarantees requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at June 30, 2019 or during the year then ended.

Note 15: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2019, the Company had net capital of $766,165 which was $750,202 in excess of its required net capital of $15,963; and the Company's ratio of aggregate indebtedness ($239,444) to net capital was 0.31 to 1, which is less than the 15 to 1 maximum allowed.

Western Growers Financial Services, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
June 30, 2019

Computation of net capital		
Common stock	$ 10,000	
Additional paid-in capital	75,000	
Retained earnings	796,235	
Total stockholder's equity		$ 881,235
Less: Non-allowable assets		
Office equipment, net	(10,385)	
Commissions and related party receivable - Non-allowable portion	(60,442)	
Prepaid expense	(11,716)	
Total non-allowable assets		(82,543)
Net capital before haircuts		798,692
Less: Haircuts on securities		
Haircut on marketable securities	(17,283)	
Haircut on mutual funds	(12,277)	
Haircut on money markets	(2,967)	
Total haircuts on securities		(32,527)
Net Capital		$ 766,165
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 15,963	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(15,963)
Excess net capital		$ 750,202
Ratio of aggregate indebtedness to net capital		0.31 : 1

Western Growers Financial Services, Inc.
Schedule II – Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-1
June 30, 2019

A computation of reserve requirements is not applicable to Western Growers Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Western Growers Financial Services, Inc.
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c303
As of June 30, 2019

Information relating to possession or control requirements is not applicable to Western Growers Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Western Growers Financial Services, Inc.

Report on Exemption Provisions

Report Pursuant to Provisions of 17 C.F.R. 15C3-3(K)

For the Year Ended June 30, 2019

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Western Growers Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Western Growers Financial Services, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the exemption provisions) under which Western Growers Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Western Growers Financial Services, Inc. stated that Western Growers Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Western Growers Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Western Growers Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
August 28, 2019

WESTERN GROWERS
FINANCIAL SERVICES

Western Growers Financial Services, Inc.'s Exemption Report

Western Growers Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Western Growers Financial Services, Inc.

I, Lori L Duquette, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: [signature]

Title: Chief Compliance Officer
August 28, 2019

15525 Sand Canyon Avenue · Irvine, CA 92618 · T: 888.737.8483 · F: 949.260.6647 · www.wgfs.net
Member FINRA/SIPC

Western Growers Financial Services, Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended June 30, 2019

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Western Growers Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Western Growers Financial Services, Inc. (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended June 30, 2019, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the total revenue amounts reported in Form SIPC-7 for the year ended June 30, 2019, noting a difference of $1;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no difference;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and,

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
August 28, 2019

Western Growers Financial Services, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2019

	Amount
Total assessment	$ 2,158
SIPC-6 general assessment Payment made on January 30, 2019	$ (351)
SIPC-7 general assessment Payment made on July 26, 2019	$ (1,807)
Total assessment balance (overpayment carried forward)	$ -